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                           December 7, 2020

       Arnaud Pieton
       Chief Executive Officer
       Technip Energies B.V.
       6 All  e de l   Arche, Faubourg de l   Arche, ZAC Danton
       92400 Courbevoie, France

                                                        Re: Technip Energies
B.V.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
10, 2020
                                                            CIK No. 0001792045

       Dear Mr. Pieton:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Filed November 10, 2020

       Prospectus Summary, page 1

   1. We note your disclosure that gas prices fell dramatically and demand for your products significantly reduced,
both as a result of COVID-19. We further note that COVID-19 has had and may continue to
have an adverse impact on your financial condition; for example, during your operations
for the six months ended June 30, 2020    26.2 million in charges
                                                        were related to
COVID-19. In your Summary, Risk Factors, Management's Discussion and Analysis of
Financial Condition and Results of Operations, and Business discussions please expand your
disclosure, and quantify to the extent possible, the actual and anticipated impact of
COVID-19 on your business operations. For guidance, refer to CF
                                                        Disclosure Guidance
Topic No. 9 (March 25, 2020).
 Arnaud Pieton
Technip Energies B.V.
December 7, 2020
Page 2
Organizational Structure, page 3

2. We note that Bpi(france) will be one of your sharehodlers after the spin off. In an appropriate place, please revise to explain how and when Bpi(france) will acquire your shares.
Technip Energies Dividend and Listing, page 3

3. We note your statement, "Technip Energies will apply to list its shares on Euronext Paris and may register its shares with the SEC under applicable U.S. federal securities laws."
         This disclosure seems to be inconsistent with other disclosures in your prospectus that make it clear that you are registering the shares being issued in connection with the spin off. Please revise for consistency and clarity.
Capitalization, page 52

4. Please include a double underline beneath cash and cash equivalents to clarify that such amounts are not included in your total capitalization.
5. Please revise your capitalization disclosures to explain the nature and amounts of the adjustments that will be made to your historical capitalization as of June 30, 2020 to arrive at your capitalization as adjusted to give effect to the new Bridge Term Facility and
         Revolving Credit Facility and certain cash transfers between you and TechnipFMC, and as further adjusted to give effect to the consummation of the Spin-Off. Selected Combined Financial Data, page 54

6. Please disclose the exchange rates as of the latest practicable date and the end of each period, the average rates, and the range of high and low rates for each period presented.
         See Instruction 5 to Item 301 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
56

7. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note that Net profit (loss) attributable to owners of the Technip Energies Group was
       146.3 in 2019,     (85.4) in 2018 and     58.6 in 2017. Please revise
this section to elaborate
       upon and explain this performance. Please provide additional analysis concerning the
FirstName LastNameArnaud Pieton
       quality and variability of your earnings and cash flows so that investors can ascertain the
Comapany    NameTechnip
       likelihood           Energies
                   or the extent      B.V.
                                 past performance   is indicative of future
performance. Please
       discuss  whether
December 7, 2020 Page 2  you  expect levels to remain   at this level or to
increase or decrease.
FirstName LastName
 Arnaud Pieton
FirstName LastNameArnaud    Pieton
Technip Energies B.V.
Comapany7,
December  NameTechnip
             2020        Energies B.V.
December
Page 3    7, 2020 Page 3
FirstName LastName
Year ended December 31, 2019 compared to year ended December 31, 2018 Revenue, page 63

8. You disclose that you recognized changes in contract estimates that had an impact on your margin in 2019 and 2018 and you attributed the changes to better than expected project performance results. Please revise to specify in further detail how the changes in contract estimates impacted your margin, including any impacts to revenue and cost of sales, and how they affected your order backlog, if applicable.
Business, page 73

9. Please provide a description of any human capital measures or objectives that you use or focus on in managing your business. Such factors may include, as examples only, measures or objectives that address the development, attraction and retention of personnel. Refer to Item 101(c)(2)(ii) of Regulation S-K. Intellectual Property, page 86

10. We note your discussion of your intellectual property. Please augment your disclosure to make sure that it reflects the post spin off status of your intellectual property. For example, disclose whether TechnipFMC will sell, transfer or license patents to you, or otherwise. If TechnipFMC is going to sell, transfer or license patents to you, describe the terms of the licenses.
Major Shareholders, page 110

11. Please revise the footnotes to identify the natural persons with voting and/or investment control over the beneficial owners listed in the table. Refer to Item 403 of Regulation S-
         K.
Service of Process and Enforcement of Civil Liabilities, page 145

12. We note your discussion of the limits of effecting service, bringing a law suit and enforcing a judgement in a Dutch court. Please provide risk factor disclosure of an investor's ability:

                to effect service of process within the United States against any of your non-U.S.
              resident officers or directors;

                to enforce U.S. court judgments based upon the civil liability provisions of the U.S.
              federal securities laws against any of the above referenced foreign persons in the
              United States;

                to enforce in a Dutch court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign persons; and
 Arnaud Pieton
Technip Energies B.V.
December 7, 2020
Page 4
                to bring an original action in a Dutch court to enforce liabilities based upon the U.S.
              federal securities laws against the above foreign persons. Combined Financial Statements of Technip Energies for the Years Ended December 31, 2019,
2018 and 2017
Note 1. Accounting Principles
1.1 Background, page F-9

13. Your disclosure on page F-9 and elsewhere in the filing indicates that the Technip
         Energies Group that will be spun-off by TechnipFMC includes businesses that were formerly part of the Onshore/Offshore, the Surface Technology and Subsea business segments of TechnipFMC. We also note from your disclosures included in the filing that the Technip Energies Group intends to enter into various transactions in connection with the spin-off such as a Bridge Term Facility as discussed on page 16, a share purchase agreement with certain investors as described on page 41, and the Tax Matters Agreement,
         Employee Matters Agreement, and the Transition Services Agreement with TechnipFMC as discussed on pages 111 through 114 of the filing. Given the various transactions that are occurring in connection with the spin-off transaction, please revise to include pro forma financial information prepared in accordance with Article 11 of Regulation S-X giving effect to these various transactions and agreements. Refer to the guidance outlined in Rule 11-01(a)(7) of Regulation S-X, Item 17 of Form 20-F and General Instruction
         B(d) to Form 20-F. Alternatively, please explain why you do not believe this is required.
1.5 Summary of Significant Accounting Policies
f) Segment information, page F-21

14. Your disclosure on page F-9 indicates that your financial statements include businesses that were formerly part of the Onshore/Offshore, the Surface Technology and Subsea
       business segments of TechnipFMC. Please tell us and revise to expand the current disclosures regarding the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated). Please refer to paragraph 22 of IFRS 8. As part of your response, please also tell us how you identified your operating segments based on the criteria provided in paragraph 5 of IFRS 8 and provide us with a list of these operating segments. To the
FirstName LastNameArnaud Pieton
       extent you have more than one operating segment, please tell us how you considered the
Comapany    NameTechnip
       aggregation   criteriaEnergies B.V.12 of IFRS 8 and the quantitative
thresholds in paragraph
                              in paragraph
       13 of
December   7, IFRS
               2020 8Page
                      in determining
                           4           your reportable segment. Please be
detailed in your response.
FirstName LastName
 Arnaud Pieton
FirstName LastNameArnaud    Pieton
Technip Energies B.V.
Comapany7,
December  NameTechnip
             2020        Energies B.V.
December
Page 5    7, 2020 Page 5
FirstName LastName
Note 25. Related Parties Disclosures
25.2 Transactions with TechnipFMC, page F-71

15.      We note a line item titled "Other" in the components of Net
Contributions
         From/(Distributions To) TechnipFMC tabular disclosure on top of page F-72. Please revise to disclose what the "Other" component represents including any material subcomponents and related amounts.
Note 26. Market Related Exposure
26.1 Liquidity Risk
Net Cash, page F-73

16. We note your disclosure of a non-IFRS financial measure, net cash, here and on page F-
         109. Please revise to move disclosure of this non-IFRS measure from the notes to your financial statements to elsewhere in the filing or explain why you do not believe this is required. Refer to Item 10(e)(1)(ii) of Regulation S-K.
Note 27. Companies Included in the Scope of the Combined Financial Statements
27.1 Principal Subsidiaries, page F-78

17. Your disclosure on page F-79 indicates that as of December 31, 2019 you hold a 50%
         interest in Yamal Services SAS. We also note from your disclosure on page 58, that in the fourth quarter of 2016, you obtained voting control interest in the Yamal entities and as of
         December 31, 2016, total assets, liabilities and equity related to these entities were consolidated in your combined statement of financial position. We also note that beginning on January 1, 2017, your results of operations reflect the consolidated results of operations related to these entities. Given that you do not appear to hold a majority interest in the Yamal Joint Venture arrangement, please explain the nature and terms of the arrangement that provided you with a voting control interest in this entity. Refer to the guidance in IFRS 10.
Interim Condensed Combined Financial Statements (Unaudited)
Notes to Interim Condensed Combined Financial Statements (Unaudited)
Note 14. Related Party Transactions
14.2 Transactions with TechnipFMC, page F-108

18. Please revise the notes to the interim financial statements to disclose the components of
         Net Contributions From/Distributions To TechnipFMC for each period presented in the interim combined statements of changes in invested equity. Also, please revise to provide a reconciliation of Net Contributions From/Distributions To TechnipFMC in the
         statements of equity to the corresponding amounts presented in the combined statements of cash flows for each period. Your revised disclosures should be in a level of detail consistent with that provided in Note 25.2 of the audited financial statements.
 Arnaud Pieton
FirstName LastNameArnaud    Pieton
Technip Energies B.V.
Comapany7,
December  NameTechnip
             2020        Energies B.V.
December
Page 6    7, 2020 Page 6
FirstName LastName
General

19. In appropriate places, please describe the principle terms of your debt, including the
         Bridge Term Facility and New Revolving Credit Facility.
       You may contact Stephen Kim at 202-551-3291 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services